ISSUED ON BEHALF OF REED ELSEVIER PLC

23 December 2014

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Mr Adrian Hennah, a Non-Executive Director of the Company, was appointed as a Non-Executive Director of Indivior PLC on 4 November 2014. Following the demerger of Reckitt Benckiser Group plc’s pharmaceuticals business, Indivior PLC was listed on the London Stock Exchange with effect from 23 December 2014.